Norske Skog

02 JUN -7 AM 11:03

Skogn, 2002-05-27

United States Securities and Exchange Commission
Washington DC 20549

USA

02034728

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, May 27, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JUN 19 2002
THOMSON
FINANCIAL

Enclosure: Messages sent to Oslo Stock Exchange May 27, 2002

dlw 6/18

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00
Telefaks: 74 08 71 00
Foretaksregisteret:
NO 911 750 961 MVA

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00
Telefax: +47 74 08 71 00
Register of business enterprises:
NO 911 750 961 VAT

Norske Skog

New ownership stake in Norske Skog Canada

Norske Skog Canada, of which Norske Skog has – until the present – owned 36.1%, is now planning a new share issue. The underwriters have given notice to exercise a portion of their over-allotment option, and a total of 31.1 million new shares will therefore be issued at closing, which is scheduled for May 28, 2002.

Following the issue, Norske Skog's ownership stake will be 30.6%, and the new ownership stake will be used in the consolidation of Norske Skog Canada from and including the date of issue of the new shares.

A complete press release issued by Norske Skog Canada may be found on the company's web site www.norskecanada.com

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Oxenøen, 27.05.2002

NORSKE SKOG
Corporate Communications